KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

04046290

NOV 18 2004

November 17, 2004

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

SUPPL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's November 8, 2004 press release regarding the Company's 2004 Third Quarter Sales.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

dlw 11/30

Garth B. Thomas

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

Press Release

LAGARDERE



REVENUES FOR NINE MONTHS TO SEPTEMBER 30, 2004

+ 7.1% GROWTH AT LAGARDERE MEDIA ON A REPORTED BASIS AND + 3.3% GROWTH ON A LIKE-FOR-LIKE BASIS [*]

Lagardère Media posted a + 7.1% increase in reported revenues over nine months. The reported figure was again adversely affected by the appreciation of the euro, which has gained + 13.1% against the dollar since the start of the year. However, it has been boosted by the consolidation of the retained Editis businesses with effect from January 1, 2004 (impact: €265.7m).

Lagardère Media revenues rose by + 3.3% on a like-for-like basis[*] over the first nine months of 2004, in line with the growth rate achieved in the first half of the year (+ 3.3% like-for-like).
Third-quarter highlights:

- Books – Very fine performance by Hachette Livre, driven by growth in part-works, General Literature in France and publishing in the UK.
- Press – Continuation of the slight upturn in performance seen in the second quarter, thanks to the United States, Spain and France.
- Distribution Services – Accelerated growth in the United States and Europe. Revenues stabilizing in France after a tough start to the year.
- Lagardere Active – Slower growth in radio, as expected, due to a tough comparative base (+ 7.5% growth in the third quarter of 2003).

Lagardère SCA consolidated revenues, driven by the performance of EADS (up + 16.6%), increased by + 10.1% over the first nine months of the year.

	Revenues (€m) for 9 months ended:		Year-on-year growth (reported)	Year-on-year growth (like-for-like)[*]
	Sept 30, 2004	*Sept 30, 2003*		
. LAGARDERE MEDIA	**6,306.1**	***5,890.6***	**7.1%**	**3.3%**
- Books	1,027.9	*728.6*	41.1%	4.2%
- Press	1,573.8	*1,547.1*	1.7%	1.4%
- Distribution Services	3,250.0	*3,217.9*	1.0%	2.8%
- Lagardere Active	454.4	*397.0*	14.5%	12.0%
. EADS	**3,226.6**	***2,766.3***	**16.6%**	N/A
LAGARDERE SCA	**9,532.7**	***8,656.9***	**10.1%**	**N/A**

[*] *excluding changes in group structure and the impact of exchange rates*

N/A: not available

LAGARDERE MEDIA

Revenue growth for **"Lagardère Media"** was + 1.4% excluding changes in group structure, rising to + 3.3% if the impact of exchange rates is also excluded.

- **Books: Hachette Livre**

  Following the acquisition of Editis, Hachette Livre has consolidated revenues generated since January 1, 2004 by the retained publishers: Dalloz, Dunod and Armand Colin in France, Anaya in Spain, and Larousse. These businesses contributed €265.7m in the nine months to end September 2004.
  On a like-for-like basis, revenues continued to grow, and at a faster rate (+ 4.2% to end September 2004) than in the first half of 2004, despite a tough comparative base (+ 6.9% to end September 2003).
  The part-works business, both in France and international markets, has been a major contributor to the fine performance achieved since the start of 2004, its impact being spread evenly over the three quarters. General Literature has been another strong driver of growth, especially in the third quarter. The UK publishing businesses also had a good third quarter.

- **Press: Hachette Filipacchi Médias**

  The recovery in magazine advertising spend remains weak. Hachette Filipacchi Médias posted like-for-like revenue growth of + 1.4%, just ahead of the first-half figure (+ 1.3%), and despite a tougher comparative base in the third quarter (+ 2.5% in 2003).
  This was achieved via a return to growth in the United States, combined with a strong performance in Spain and the emerging markets of China and Russia.
  These factors compensated for the underperformance in Italy (where Gente is being hit by the launch of a rival publication), and the lack of any significant growth in the UK or Japan.
  In France, growth is holding steady at around + 2%. The successful launches of Public and Choc amply offset the decline at Télé7Jours, which has been affected by competition from fortnightly magazines.
  The regional daily newspapers business continues to deliver regular quarterly growth.

- **Hachette Distribution Services**

  Hachette Distribution Services posted + 2.8% like-for-like revenue growth over the first nine months of the year, in line with the first-half trend (+ 2.7%).
  Some of the group's international markets are enjoying a gradual upturn: the strongest growth over the first nine months has been in the Czech Republic, Poland, Spain and Belgium. Other markets that had previously been in decline (Switzerland) or flat (United States) are seeing a marked improvement in their performance.
  The situation in France is gradually being turned around, thanks partly to Virgin.

- **Lagardere Active**

  The Lagardere Active division has achieved strong revenue growth since the start of the year: + 12.0% on a like-for-like basis, and + 14.5% on a reported basis.
  As expected, the very strong growth recorded in the first half (+ 15.9% like-for-like) was not sustained, given very high third-quarter comparative bases in radio and TV production.
  Radio – Advertising spend remains buoyant, with growth of around + 4.6% in the third quarter. This business is still affected by very poor visibility on its future prospects.
  Television – TV production, which has always presented an uneven revenue profile, was hit during the third quarter by a very high comparative base and postponement of the delivery of high-budget productions.
  Lagardere Active Broadband – The strong growth achieved in the first half of 2004 was maintained in the third quarter. Key factors were significant market share gains for the German subsidiary Legion in the supply of interactive services to radio broadcasters, and the positive effect on Plurimédia in France of increasing mobile Internet use.

- **Outlook**

Despite its impact on revenues, the depreciation of the dollar (down - 11.6% against the euro over the first nine months of 2004) will have a limited impact on profitability at Lagardère Media. Because the businesses exposed to dollar risk are located in the United States, the associated costs are also denominated in dollars. Consequently, the earnings risk is limited.

Thanks to the solid performances of the first nine months, and despite persistently low visibility on the advertising market, we are able to confirm the full-year target of "+ 7% / + 10% growth" in proforma EBITA (earnings before interest, tax and amortization) for Lagardère Media.

EADS

The figure shown on the **"EADS"** line represents 15.04% of the revenues generated by EADS.
To comply with French accounting standards as applied by the Lagardère group, EADS revenues denominated in currencies other than the euro are restated in order to convert them at the exchange rate at which they were hedged.
Up to and including 2003, application of these principles required EADS revenue figures to be restated, given the specific terms of certain hedging contracts that have now expired.

Revenues for the first nine months of 2004 rose by + 16.6% and contributed €3,226.6m to the consolidated revenues of **"Lagardere SCA"**. Much of this growth was due to the impact of an increase in Airbus deliveries to 224 aircraft (vs. 199 to end September 2003), coupled with a more favorable product mix (high proportion of A330/A340 family aircraft) than in the comparable period of 2003. In addition, revenues from defense and homeland security activities –which generally make a higher contribution during the fourth quarter– were also up on the comparable period of 2003.

Paris, November 8, 2004

The Lagardère group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). The group also has interests in the high technology sector via a 15.04% equity stake in EADS.
The group posted revenues of €12,454m in 2003, and employs 43,000 people in over 40 countries.
The Lagardère group is listed on the Premier Marché of the Paris Bourse.

Press contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr